FORTUNA
SILVER MINES INC.



DELIVERING GROWTH
CREATING VALUE

2012 ANNUAL REPORT



Our Vision

To be valued by our workers, the community and our shareholders as a leading silver mining company in Latin America.

Our Mission

To create value through the growth of silver reserves, metal production and the efficient operation of our assets with a commitment to safety, social and environmental responsibility.

Our Values

We value the health and safety of our workers: We do not tolerate unsafe acts or conditions

We value the environment: We subscribe to the highest environmental standards

We value our neighbours and other stakeholders: We respect cultural diversity and work as a strategic partner towards the sustainable development of neighbouring communities

We value the commitment to excellence: We achieve high standards and best practices

We value integrity: We act according to our philosophy

Table of Contents

This annual report contains forward-looking statements. Please refer to the cautionary language under "Cautionary Statement on Forward-Looking Statements" on page 61 of the Management's Discussion & Analysis.

Fortuna Silver Mines Inc., one of Latin America's fastest growing silver producers, aims to become one of the leading silver miners in the Americas. Established in 2005, we are poised for sustainable growth with two, 100 % owned underground operating silver mines and extensive property holdings in Peru and Mexico.

Our annual production rate is forecast to reach approximately five million ounces of silver and 26,000 ounces of gold, plus base metals, by third quarter of 2013. Ongoing brownfields exploration programs on our 95,000 hectare land package offer attractive opportunities for driving organic growth.

The company employs over 2,000 people in Canada, Mexico and Peru. Our common shares trade on the New York Stock Exchange (FSM), Toronto Stock Exchange (FVI), Bolsa de Valores de Lima (FVI) and Frankfurt Stock Exchange (F4S.F).



San Jose Mine, Mexico

DELIVERING GROWTH CREATING VALUE

In 2012, Fortuna delivered its sixth consecutive year of record silver and gold production, exceeding its guidance by 8 % and 19 %, respectively. Revenue, net income and cash generated by operating activities also reached record levels. With efficient, low-cost operations and a strong balance sheet to support its disciplined growth strategy, the company is better positioned than at any other time in its history to create long-term value for our shareholders.

Sustainability is central to our operations. We are committed to ensuring the health and safety of our personnel, subscribing to the highest environmental standards and respecting our host communities.

We believe responsible corporate citizenship results in greater operational effectiveness – minimizing risks and contributing to the creation of sustainable value for all stakeholders.

Performance Growth

Production, cash flow and earnings increase for the sixth consecutive year

Sales (US$ million)


51.4
74.1
110.0
161.0
181.8
'09 '10 '11 '12 '13E

Cash Flow from Operations (US$ million)


24.4
39.1
62.2
73.7
'10 '11 '12 '13E

Cash Flow per Share (US$)


0.23
0.32
0.50
'10 '11 '12

Earnings per Share (US$)


0.15
0.16
0.25
'10 '11 '12

2012 Highlights

Annual financial and operational performance

- Sales increase US$51.0 million or 46 % to US$161.0 million
- Cash cost per silver ounce of US$5.96 per ounce, net of by-product credits for gold, lead and zinc
- Net income grows US$12.0 million or 62 % to US$31.5 million
- Cash generated by operating activities rises US$23.1 million or 59 % to US$62.2 million
- Basic earnings per share increases US$0.09 or 56 % to US$0.25
- Silver production increases 1.5 million ounces or 60 % to 4.0 million ounces
- Gold production increases 13,684 ounces or 195 % to 20,699 ounces
- Inferred resources increased by 38 % in contained silver and 26 % in contained gold

Community and environment

- Implemented various economic development programs in San Jose del Progreso, Mexico, to support local artisans, mine contractors and suppliers
- Started construction of sport and community arena in Caylloma, Peru, that will benefit over 5,000 residents when completed in July 2013

Capital Share Structure

As of April 16, 2013	
Issued and Outstanding	125,305,166
Options	6,067,474
Fully Diluted	131,372,640

Sales by Metal


Lead
7 %
Zinc
9 %
Gold
17 %
Silver
67 %

2012


Lead
15 %
Zinc
14 %
Gold
6 %
Silver
65 %

2011


Copper
4 %
Lead
23 %
Zinc
21 %
Gold
3 %
Silver
49 %

2010

2012 Performance Chart

	2012			2011			2010
Processed Ore	**Caylloma Mine**	**San Jose Mine**	**Consolidated**	**Caylloma Mine**	**San Jose Mine**	**Consolidated**	**Caylloma Mine**
Tonnes milled	462,222	369,022		448,866	125,301		434,656
Average tpd milled	1,266	1,055		1,272	949		1,231
Cash cost (US$/oz Ag) [1]	8.07	3.76	5.96	(0.78)	4.69	0.25	(5.99)
Silver							
Grade (g/t)	177	188		171	144		159
Recovery (%)	77	88		81	85		86
Production (oz)	2,038,579	1,949,178	3,987,757	2,008,488	490,555	2,499,043	1,906,423
Realized price (US$/oz) [2]			30.91			34.83	20.09
Net realized price (US$/oz) [3]			27.40			31.09	18.18
Gold							
Grade (g/t)	0.40	1.74		0.36	1.36		0.40
Recovery (%)	47	87		46	85		46
Production (oz)	2,781	17,918	20,699	2,393	4,622	7,015	2,556
Realized price (US$/oz) [2]			1,648.83			1,631.39	1,227.52
Net realized price (US$/oz) [3]			1,295.32			1,179.90	921.00
Lead							
Grade (%)	1.99	–		2.15	–		2.44
Recovery (%)	88	–		93	–		91.28
Production (000 lbs)	17,886	–	17,886	19,677	–	19,677	21,373
Realized price (US$/lb) [2]			0.94			1.10	0.98
Net realized price (US$/lb) [3]			0.63			0.86	0.79
Zinc							
Grade (%)	2.56	–		2.68	–		3.10
Recovery (%)	85.77	–		88	–		88
Production (000 lbs)	22,396	–	22,396	23,424	–	23,424	26,137
Realized price (US$/lb) [2]			0.88			1.00	0.98
Net realized price (US$/lb) [3]			0.66			0.66	0.60
Copper							
Production (000 lbs)	–	–		–	–		1,026

1 *Net of by-product credits*

2 *Based on provisional sales before final price adjustments*

3 *Net after payable metal deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose*

2012 Head Count

Employees


Fortuna Silver Mines
7 %
Caylloma Mine
52 %
San Jose Mine
41 %

Total: 780

Contractor Employees


Caylloma Mine
56 %
San Jose Mine
44 %

Total: 1,110

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Jorge A. Ganoza
President, CEO and Co-founder

Chief Executive Officer's Letter

Dear shareholders,

I am pleased to report that Fortuna's production, cash flow and earnings increased for the sixth consecutive year in 2012—keeping us well on track to achieving our vision of building a leading silver mining company in the Americas. To this end, we continue to focus our energy and resources on operational excellence, brownfields exploration and implementing a disciplined long-term growth strategy.

Our current financial resources and talented management team ensure that we can face the challenges of growing our business and creating sustainable value for our stakeholders. For that reason, I remain confident in our ability to achieve our strategic objective of producing at an annual rate of 14 million silver equivalent ounces by 2016, while maintaining cash operating costs below the industry average.

We are better positioned than at any time in the company's history to face the challenges of growing our business and creating sustainable value for our stakeholders.

Operational excellence

Consistent operational excellence at our mines over the past five years has positioned Fortuna among the industry's lowest-cost silver producers.

In 2012, our consolidated cash cost per ounce of silver was US$5.96, net of by-product credits, or 41 % below the industry average of approximately US$10.04. Throughout the year, we continued to capitalize on opportunities to increase production at the San Jose Mine, resulting in silver and gold production exceeding annual guidance by 8 % and 19 % respectively.

For 2013, we expect silver and gold production to continue to grow, as throughput capacity at San Jose increases 50 % to 1,500 tpd upon completion of our mill expansion project. We expect this project, which is scheduled for commissioning in the third quarter of 2013, to also lower operating costs.

Recognizing that our stakeholders have a keen interest in our operational performance for the coming year, we are, for the first time, providing cost and capital expenditure guidance for 2013.

Many of the cost pressures we face are the result of external forces. In Peru and Mexico, shortages of experienced technical staff and contract services have persisted for the past four years, creating operating challenges throughout the entire industry. Recently however, we have witnessed an easing of cost pressures associated with these shortages, and expect this trend to continue in 2013. Within Fortuna, we have implemented our own initiatives to

mitigate industry cost pressures. We are offering competitive retention plans for key positions, we've reduced the number of mine contractors we employ and we've begun using lower-cost ammonium nitrate explosives.

For 2013, we forecast that cash costs per tonne at San Jose will decrease by about 5 % following the mill expansion. At Caylloma, we expect cash costs per tonne to increase by approximately 10 %. Capital expenditures, meanwhile, are expected to begin to decline, as Fortuna emerges from a period of intense capital expenditure activity that began with the construction of the San Jose Mine in 2010. Capital expenditures in 2012 at both mines were US$31.1 million. For 2013, our capital budget is US$52 million, which includes the San Jose expansion and three one-time infrastructure projects at Caylloma.

Starting in 2014, we expect annual capital requirements at Caylloma and San Jose to drop closer to sustainable levels of approximately US$20 million to US$25 million. Fortuna is positioned to self-fund all foreseeable capital expenditures.

Brownfields exploration

In addition to the ever-increasing production at both of our mines, since 2005, we have been steadily building Fortuna's reserve and resource base. Today, we project a mine life beyond eight years at both operations, based on reserves of approximately 50 million silver equivalent ounces.

In 2012, we continued to capitalize on brownfields exploration opportunities, completing more than 40,000 meters of diamond drilling in an exploration program totaling US$13 million. The highlight of this program was the discovery at San Jose of a wide, high-grade extension of the Trinidad-Bonanza ore shoot, Trinidad North. This mineralization is open to the north and at depth, offering the opportunity to add high-grade resources in the immediate area of the mine.

For 2013, our US$14 million budget for brownfields exploration includes over 50,000 meters of diamond drilling. At San Jose and Caylloma our exploration teams will pursue new zones with aggressive drill programs throughout the year.

We continue to work collaboratively with communities in Mexico and Peru to establish programs that will benefit the local population and protect and preserve the environment.

Project pipeline

In August 2012, Robert Brown joined Fortuna, assuming the newly created position of Vice President of Corporate Development. With more than 20 years of industry experience, he will play a key role in implementing our growth strategy. Our goal is to acquire attractive pre-development stage silver-gold projects in the Americas that will add low-cost production, enabling us to reach our objective of producing at an annual rate of 14 million silver equivalent ounces in 2016. We will, as always, follow a disciplined approach, favoring Peru and Mexico, countries where we have well-established presence and infrastructure.

With annual production forecast to grow 9 % to 5.7 million silver equivalent ounces in 2013, a commanding land position of more than 95,000 hectares and re-energized merger and acquisition efforts, we are well equipped to reach our goal through organic growth and acquisitions.



"Fortuna supported us in the building of water reservoirs, which has improved the quality and quantity of our harvest. Both of our sons are employed by the mine."

Epifanio Gonzalez Ramirez and Carlos Gonzalez Ramirez
San Jose del Progreso farmers, Oaxaca, Mexico

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Sustainability

Since Fortuna's establishment, our Board and management have maintained that our bottom line results are second to our core values of ensuring the health and safety of our workers, complying with the highest environmental standards and conducting ourselves responsibly in our host communities.

It was, therefore, with great regret that we reported the death of a contract driller at San Jose in January 2013. Our entire organization mourned this tragic loss. As part of our standard procedures, a thorough independent accident investigation was conducted. We have further strengthened safety procedures companywide, as recommended by the investigation. I am confident that these improvements, together with our long-standing efforts to encourage a safety-first culture, will ensure this accident is an isolated event.

I pay tribute to our most valuable asset – our employees – the more than 2,000 women and men who work together every day in Peru, Mexico and Canada to fulfill our vision and mission.

With respect to our community development activities, we continue to collaborate with communities in Mexico and Peru to establish programs that will benefit the local population and protect and preserve the environment. Working with local stakeholders, our community relations and environmental departments completed two important projects in 2012:

- In Ocotlan de Morelos, Mexico, we completed a water pipeline project connecting the town's grey water treatment plant with the San Jose Mine. The project, which included renovating a sewage treatment facility, now provides 20 % of the mine's industrial water. Most importantly, the upgraded treatment plant has eliminated the discharge of raw sewage into a nearby creek and improved living standards in the community.
- In Caylloma, Peru, we are working with the community to build a town hall. The meeting facility will allow community gatherings, sport and cultural events to take place indoors in a town exposed regularly to extreme weather at over 4,500 meters above sea level.

In closing, I pay tribute to our most valuable asset – our employees – the more than 2,000 women and men who work together every day in Peru, Mexico and Canada to fulfill our vision and mission. I thank everyone for their great work and commitment. It is gratifying to note that the investment community continues to recognize the strength and performance of our operating teams as among the best in the industry.

I also thank you, our shareholders, for the confidence you place in our company. I look forward to reporting on our continued growth.



Jorge A. Ganoza
President and Chief Executive Officer



"Being from Caylloma, the mine gives me the opportunity to work. Like my fellow townspeople, we work hard to bring progress to our town, especially our families."

Marleny Infa Mercado
Caylloma community member, Arequipa, Peru

I believe Fortuna has put in place the right ingredients necessary to build a great mining company: an experienced and talented leadership team, an effective growth strategy and attractive mineral properties.



Simon Ridgway
Chairman of the Board and Co-founder

Chairman's Letter

To our valued shareholders,

We continue to make gratifying progress toward our goal of building Fortuna into one of the leading silver mining companies in the Americas. Since placing our first mine, Caylloma, back into production in 2006, we have grown silver production every year and have been profitable since 2009. Last year, in 2012, Fortuna recorded the best operating performance in its eight-year history, achieving record annual production, revenue and cash flow.

I believe Fortuna has put in place the right ingredients necessary to build a great mining company: an experienced and talented leadership team, an effective growth strategy and attractive mineral properties with the potential to support low-cost, long-life mines. Importantly, we also have the financial resources to execute our strategy and build on our successful track record of growth and profitability. At year-end, Fortuna had cash and short-term investments of US$65 million, no long-term debt and an un-tapped US$40 million credit facility.

Unpredictability and uncertainty are everyday factors in our business. As mine operators, we have no control over metal prices. We can, however, manage our operations to maintain high levels of efficiency and productivity, as we did during 2012 in the face of weaker precious and base metal prices.

As I pointed out in the 2011 annual report, our success will not be determined solely by the volume and value of the metals that we mine. Rather, it will also be measured by the economic, social and environmental sustainability of our operations. We continue to demonstrate our commitment to stakeholders in our host communities. Completion of the Ocotlan grey water treatment plant project near our San Jose Mine is but one of many examples that you can read about in this report.

The San Jose and Caylloma mines are the rock solid foundation of our future. By continuing to execute our three-pronged growth strategy – maximize production, profitability and cash flow, capitalize on brownfields exploration opportunities and selectively pursue M&A opportunities – our silver and gold production should again reach record levels in 2013 and 2014.

I thank all employees for their contributions in 2012. I couldn't be more proud of their efforts. I also thank my fellow shareholders for their trust and support. I am confident that together we can continue to deliver growth and create value as a responsible mining company.



Simon Ridgway
Chairman of the Board

Senior Management



Jorge A. Ganoza, Geological Engineer
President, CEO and Director
Jorge A. Ganoza is a geological engineer with over 18 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. Jorge is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna in 2004 he was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America. Jorge also serves as Chairman of the Board of Atico Mining Corporation.



Luis D. Ganoza, B. Sc. Engineering, MBA, M. Sc.
Chief Financial Officer
Luis D. Ganoza has 12 years of experience in the operation and financial management of mining companies. He has held the position of CFO at Fortuna since 2006 and previously held the positions of Controller and Treasurer for one of Peru's largest public mining companies. Luis has a B.Sc. in mining engineering from the Universidad Nacional de Ingenieria in Peru, and an M.Sc. in accounting and finance from The London School of Economics. Luis also serves as a Director of Atico Mining Corporation.



Dr. Thomas I. Vehrs, Ph.D.
Vice President of Exploration
Over the past 38 years, Dr. Thomas I. Vehrs has built a successful career in mineral exploration and mine development. During this time, he has consulted for and/or held senior positions with Gold Fields, Cyprus-Amax, Western States Minerals and Anaconda Minerals, as well as being a founder, President and COO of Aquest Minerals Corp. Since 1980, Tom has worked extensively in Latin America, developing and managing exploration programs in Chile, Peru, Bolivia, Colombia, Argentina, Mexico and Central America with emphasis on epithermal and porphyry-related mineralized systems. Dr. Vehrs is a Founding Registered Member of The Society for Mining, Metallurgy, and Exploration, Inc. (SME Member Number 3323430RM), a Fellow of the Society of Economic Geologists and a Member of The Geological Society of America. Tom has been Vice President of Exploration since 2006. He also serves as an independent director for AQM Copper Inc.



Manuel Ruiz-Conejo, B. Sc. Engineering
Vice President of Operations
Manuel Ruiz-Conejo is a mining engineer graduated from the Universidad Nacional de Ingenieria in Lima, Peru. He has more than 25 years in the mining industry and has worked for the most prolific polymetallic mines and mine contractors in Peru. As an engineer, he participated in the implementation and execution of critical projects. As an executive, he devised and supervised the execution of several multimillion dollar mining projects. In 2005, he became Chief Operating Manager of Minera Atacocha S.A.A. Manuel also holds an Executive Management Program from the Universidad de Piura in Peru. Amongst his different areas of expertise, he has vast experience in community relations.



Cesar Pera, Bachelor in Psychology, Masters in Organizational Psychology
Vice President of Human and Organizational Development
Cesar Pera is an organizational psychologist with a master's degree in Organizational Psychology from the University of Madrid. Cesar has over 25 years of experience in organizational development and change in Latin American companies. He has served as president of the Peruvian Association of Human Resources (APERHU) and also as Vice President of the Interamerican Federation of Human Management (FIDAGH) for the Andean region. Cesar is currently director of the master's degree program in Organizational Development and People Management at the Universidad del Pacifico in Peru.



Robert Brown, B. Sc. (Honors Geology), MBA
Vice President of Corporate Development
Robert Brown has 20 years of international experience in exploration, project development, finance and corporate development. Throughout his career he has identified exploration and development opportunities through the detailed analysis of economic, geologic and corporate criteria. Prior to joining Fortuna, Robert was President and CEO of Calibre Mining Corp. where he was responsible for the acquisition, exploration and development of the company's projects in Australia, North America and Central America. He also spent nine years with Barrick Gold in various senior management roles in exploration and business development and was involved with numerous exploration, valuation, and merger and acquisition transactions. Robert is a graduate of the University of Alberta with a Bachelor of Science degree in Geology (Honors), and an MBA from the Rotman School of Management at the University of Toronto.

Board of Directors



Simon Ridgway
Chairman of the Board

Simon Ridgway is a co-founder of Fortuna Silver Mines Inc., a prospector, a mining financier and a Casey Research Explorer's League inductee. Grass roots exploration is his first love and he has had a successful career as an explorationist since starting out as a prospector in the Yukon Territory in the late 70s. Simon and the exploration teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua. On the financial side, companies operating under the Gold Group banner have raised over CAD$350 million for exploration and development projects since 2003. Simon is the Chairman of Fortuna Silver Mines Inc., CEO of Focus Ventures Ltd., President and CEO of Radius Gold Inc.



Jorge A. Ganoza

Jorge A. Ganoza is a geological engineer with over 18 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. Jorge is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna back in 2004 he was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America. Jorge also serves as Chairman of the Board of Atico Mining Corporation.



Robert R. Gilmore

Robert Gilmore is a graduate of the University of Denver with a bachelor of science degree in Business Administration, Accounting. Robert is a Certified Public Accountant and a Member of the Colorado Society of Certified Public Accountants and the American Institute of CPAs. Robert has more than 30 years of experience working with resource companies and currently serves as Chairman of the Board for Eldorado Gold Corp., a TSX and NYSE listed Canadian gold mining company, and as a Director of Layne Christensen Company, a NASDAQ listed US company with nearly US$1 billion in revenues.



Tomas Guerrero

Tomas Guerrero is a geological engineer with over 30 years of mine geology and mineral exploration experience in Peru, Mexico, Bolivia, Venezuela, Chile, Argentina and Ecuador. Until 2001, Tomas held a ten year tenure as Director of Explorations for the Hochschild Group, a leading private Peruvian mining company with multiple mine operations. Under his leadership Hochschild discovered and put in production three mid-size gold-silver mines. He is currently the principle of BO Consulting, an engineering consulting firm specializing in servicing the mining sector. Tomas is a Member of the SME (Society Mining Engineers – USA) and Fellow Member of the SEG (Society Economic Geologist – USA).



Michael Iverson

An entrepreneur for the past 30 years, Michael is the President and CEO of several publicly-listed TSX companies, including Niogold Mining Corporation, Volcanic Metals, and past President and CEO of Fortuna Silver Mines Inc. Michael brings a wealth of experience in public and private equity markets and important management disciplines in strategic planning, sales and marketing. He has also been responsible for other private interests for many years, including 30 years as head of Triple K Ventures, a private merchant capital investment company.



Mario Szotlender

Mario Szotlender holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President. In addition to being a Director and co-founder of Fortuna Silver Mines, Mario is also a Director of Radius Gold Inc. and Endeavour Silver Corp.



Thomas Kelly

Thomas Kelly has bachelor and masters degrees in mining engineering from the Colorado School of Mines, is a Fellow of the Australasian Institute of Mining and Metallurgy and a registered member of the Society for Mining, Metallurgy & Exploration. Tom has over 35 years of worldwide experience with mineral industry leaders such as Freeport-McMoRan Copper & Gold, AMEC Americas and Inca Pacific Resources. He is a recognized expert in project management and development and is fluent in Spanish. Tom is currently COO of Atico Mining Corporation.

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San Jose Mine, Mexico

Strategy and Outlook

Fortuna has consistently delivered strong year-over-year growth in production and earnings by following a disciplined corporate strategy. Since commercial operations began in 2006, the company has emerged as one of the lowest-cost silver producers in the industry. Today, with a growing resource base and active brownfields exploration programs underway, the company is poised to continue delivering value to its stakeholders.


San Jose Mine

Investment Highlights

Proven mine developers and operators

- Caylloma Mine returned to full operation in 2006 after extended shutdown by previous owner
- San Jose Mine placed into commercial production on time and on budget in 2011, just six years after its acquisition as an exploration-stage project
- Annual silver production increased from 486,000 ounces in 2007 to 4.0 million ounces in 2012
- Annual gold production increased from 3,300 ounces in 2007 to 20,700 ounces in 2012
- Annual silver and gold production have exceeded forecasts for the past three years

Strong cash flow

- US$62.2 million in cash generated by operations in 2012, before changes in working capital
- US$64.7 million in cash and short-term investments at year-end, with no long-term debt or hedging
- US$40 million untapped credit facility provides financial flexibility

Demonstrated brownfields exploration upside

- Exploration increases inferred resources of silver by 38 % and gold by 26 %, as of December 2012
- US$14.2 million exploration budget for 2013

Disciplined growth strategy

- Acquisition strategy focused on opportunities that will add low-cost production in the short term
- Focus on projects with potential for high-margin operations, with silver/gold comprising 50 % of mine revenue
- Evaluating post-discovery, pre-development opportunities in the Americas

Caylloma Mine, Peru





"I thank God for initiating my work career at the Caylloma Mine where I was given the opportunity to expand and reinforce my knowledge. This has enabled me to contribute with ideas and work in the implementation of projects to achieve the Environment Department's goals. Every day we work and put effort into conducting environmentally responsible mining."

Lourdes Esperanza Yanque Huamani
Environmental Engineer, Caylloma Mine, Peru

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Growth Strategy

Our strategy is to grow organically and sustainably by capitalizing on the exploration potential of our 95,000 hectare land package in Peru and Mexico. We plan to supplement this growth by acquiring silver-rich projects in the Americas. We are evaluating post-discovery, pre-development stage projects in Peru, Mexico, northern Chile, Colombia and select countries in Central America.

Fortuna's objective is to reach an annual production rate of 14 million silver equivalent ounces by 2016; 7 million ounces from current reserves and mine plans and 7 million ounces from new reserves, plus lead and zinc by-products.

Maximize production, profitability and cash flow of operating mines

- Increase San Jose Mine capacity to 1,500 tpd, with commissioning planned for third quarter of 2013
- Focus on operational efficiencies to reduce cash costs at San Jose and Caylloma

Capitalize on brownfields exploration opportunities

- Conduct a 51,000 meter exploration program in 2013
- Generate and evaluate multiple silver-gold targets at San Jose and Caylloma

Pursue M&A opportunities

- Evaluate projects with silver/gold contribution of at least 50 % of revenue
- Focus on projects with cash costs below the industry average

San Jose Mine, Mexico





"When we started the association back in 2009 we had no training, capital or resources. We are very happy with what we have been able to accomplish working collaboratively with Fortuna. The company even assisted us in sourcing better suppliers to help bring costs down."

Irene Zoila Vasquez
San Jose del Progreso artisanal women's association, Oaxaca, Mexico

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2013 Guidance

We forecast a 10 % increase in silver production to 4.4 million ounces and a 13 % increase in gold production to 23,300 ounces.

Production Guidance

Mine	Silver (Moz)	Gold (koz)	Zinc (Mlb)	Lead (Mlb)
San Jose Mine, Mexico	2.4	20.6	–	–
Caylloma Mine, Peru	2.0	2.7	25.1	19.4
Total	**4.4**	**23.3**	**25.1**	**19.4**

Cash Cost Guidance

Mine	Q1 (US$/t*)	Q2 (US$/t*)	Q3 (US$/t*)	Q4 (US$/t*)	2013 Cash Cost (US$/t*)	2013 Cash Cost (US$/oz**)
San Jose Mine, Mexico	76	78	67	65	70.4	2.9
Caylloma Mine, Peru	96	97	95	95	96.0	7.7
Consolidated						5.0

* *Cash cost per tonne includes all on-site direct and indirect production costs, community relations expenses, concentrate transportation and corporate management fees. It excludes government royalties and workers participation*

** *Cash cost per ounce is calculated using the following metal prices assumptions: Ag = US$30, Au = US$1,700, Pb = US$2,100/t and Zn = US$2,000/t*

2013-2014 Silver and Gold Production Forecast


Silver (Moz)
0.4
0.8
1.7
1.9
2.5
4.0
4.4
4.9
2007
2008
2009
2010
2011
2012
2013E
2014E


Gold (oz)
3,300
2,200
2,400
2,600
6,900
20,700
23,300
26,000
2007
2008
2009
2010
2011
2012
2013E
2014E



"We are thankful for the assistance that the Caylloma Mine has given us. Before our alpacas had spots and were underweight. Now the quality of the wool has improved with artificial insemination. The donation of breeding males with high genetic value means we now have better quality alpacas which we sell for higher prices. We thank the Caylloma Mine for the support and hope it continues to the neighbors in the area."

Exaltacion Sapacayo Chipa
Caylloma community alpaca shepherd, Arequipa, Peru

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Historical Milestones

2012
- Annual silver production increases by 60 % to 4.0 million ounces
- Annual gold production increases by 195 % to 20,700 ounces
- San Jose Mine mill expansion to 1,500 tpd commences

2011
- San Jose Mine achieves commercial production on time and on budget at 1,000 tpd
- Annual silver production increases by 31 % to 2.5 million ounces
- Common shares begin trading on the New York Stock Exchange

2010
- Fortuna raises more than CAD$80 million in two bought-deal financings
- Shares upgraded to Toronto Stock Exchange from Toronto Venture Exchange
- San Jose Mine construction commences

2009
- Annual silver production reaches a record 1.7 million ounces
- Fortuna completes acquisition of 100 % interest in the San Jose project
- Environmental Impact Study approved and construction permits received for San Jose Mine

2008
- Caylloma Mine annual silver production increases by 85 %
- Shares begin trading on the Bolsa de Valores de Lima

2007
- Successful drilling at the San Jose Mine significantly increased Ag Eq resources

2006
- Caylloma Mine resumes production at approximately 500 tpd
- Fortuna purchases 76 % interest in the San Jose project

2005
- Fortuna Silver Mines Inc. is established in British Columbia, Canada
- Shares begin trading on the Toronto Venture Exchange
- Fortuna acquires 100 % interest in the Caylloma Mine



"I am proud of working at the Caylloma Mine, contributing to the growth of the operation as well as being able to grow personally and bring progress to my family."

Elias Emiliano Delgado Llacho
Environmental Supervisor, Caylloma Mine, Peru

Sustainability

At Fortuna, we strive to create sustainable value for our employees and their families, for communities near our operations and for society at large. To succeed in today's challenging operating environment, we recognize that we must communicate openly with stakeholders about all aspects of our business. Our goal is to build strong relationships by collaborating with local communities in ways that are both good for business and human development in the countries where we operate.


HEALTH & SAFETY
COMMUNITY ENGAGEMENT
RESPONSIBLE MINING
ENVIRONMENT

Caylloma Mine, Peru


CUIDAR EL MEDIO AMBIENTE
ES RESPETAR EL ENTORNO
EN EL QUE VIVIMOS



Caylloma Mine, Peru

Employee health, safety and wellbeing

We believe that a safe and healthy work environment benefits our employees and our business. For us, this is at the core of our responsibility to employees and their families. We do not tolerate unsafe acts or conditions. As an organization, we are committed to reducing injuries and occupational illnesses and to employing the best safety and health practices.

Our commitment means that we work continuously to ensure a safe workplace and to provide training and safe equipment for employees and contractors. We also encourage and promote a strong safety culture that helps employees understand personal health risks and empowers them to report and address safety issues.

San Jose Mine safety team


PUNTO

Mine rescue training at Caylloma Mine, Peru





San Jose del Progreso farmers, Oaxaca, Mexico

The environment

Managing our environmental impact is a key aspect of being a good corporate citizen. It is not only part of our overall corporate responsibility, but it also makes good business sense.

Throughout our organization, we interact proactively with authorities and communicate transparently about our activities. Starting at the earliest stages of exploration through to project development, we work directly and collaboratively with local communities to safeguard the environment for future generations.

Community engagement

Wherever we operate, our goal is to contribute to neighboring communities through partnerships, sponsorships and donations that improve health, education and economic development.

Our community relations programs recognize the unique culture, traditions and needs of local communities. By actively engaging with local stakeholders, we seek opportunities where we can establish and participate collaboratively in sustainable community development projects.

Improving health and nutrition

We direct financial and human resources to help build healthier and stronger communities. Our work recognizes the importance of health care and nutrition services for the local population, particularly women and children.

Supporting education

We focus on developing a broad range of work-related skills and on building infrastructure, channeling our efforts into supporting the education of both children and adults. Our activities include providing scholarships for primary and secondary school and college students.

Encouraging economic development

We have implemented several projects aimed at encouraging local economic development. Working alongside local stakeholders, we aim to establish or increase self-sustaining economic activities that improve the quality of life for residents. Our activities include starting and supporting programs such as genetic enhancement of local alpaca herds, trout breeding and prioritizing employment for local residents in our operations.


SLAM DUNK



"The investment made by Fortuna was important to build an ideal, modern daycare facility which contributes to building strong values and foundations for our kids."

Diana Ivet Suarez Vasquez
Director at Estancia Infantil Rivera
San Jose del Progreso Child Daycare Centre, Oaxaca, Mexico





Case Study

Improving communities and the environment

When Fortuna started to plan construction of the San Jose Mine in Oaxaca, Mexico, sourcing water for the 1,500 tonne per day underground operation presented a significant challenge. The mine is located in a semi-arid region that suffers from a long history of water scarcity.

The challenge

The company recognized that sourcing water from traditional water wells or the nearby Atoyac River were not sustainable options. In 2008, Fortuna identified a potential alternative water source: an abandoned grey water treatment plant located in the community of Ocotlan de Morelos about 15 kilometers from the mine site.

The plant had become largely non-functioning because of a lack of investment and maintenance, causing serious environmental and public health problems in the community and surrounding area. These included:

- pollution of the local aquifer from raw sewage discharges
- farmers using overflow from the plant to irrigate crops, causing stomach infections in community residents
- local roads flooded with sewage during the rainy season, polluting neighboring towns and interrupting transit, school attendance and sports activities at the nearby athletics field

The plant also emitted unbearable odors and excessive noise and served as the source for flies, rodents and disease-causing bacteria.

The solution

In January 2010, Fortuna signed a 15-year renewable agreement with the Municipality of Ocotlan to refurbish and operate the plant in exchange for residual grey water to use at the San Jose Mine. Fortuna made the necessary investments to transform the plant into a modern grey water treatment facility and, in October 2010, the upgraded plant became fully operational.

The renovated plant provides approximately 20 % of the make-up water currently required for the San Jose operation. The balance comes from rainwater collected at the tailings dam during the rainy season and from water recycled at the zero-discharge mine site.

The benefits

Community support for the San Jose Mine has been strengthened thanks to the significant environmental, health and social benefits generated by Fortuna's refurbishment of the grey water treatment plant. Today, the facility serves as a new source of employment, hosts community site visits and contributes to improving the surrounding landscape.

Sewage is fully contained and treated according to international standards and flooding has been eliminated. The plant no longer pollutes the environment and health hazards caused from sewage contamination no longer exist. The residents of Ocotlan can now use the athletic facility, attend school and enjoy public gardens surrounding the plant in an eco-friendly environment.

Mineral Reserves & Resources

Mineral Reserves – Proven and Probable

Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal Ag (Moz)	Contained Metal Au (koz)
Caylloma Mine, Peru								
Silver Veins	Proven	11	872	0.06	0.43	0.64	0.3	0.0
	Probable	246	386	0.96	0.31	0.51	3.1	7.6
	Proven + Probable	257	407	0.93	0.31	0.51	3.4	7.7
Polymetallic Veins	Proven	1,242	92	0.33	1.48	2.20	3.7	13.2
	Probable	2,809	121	0.33	1.66	2.27	10.9	30.2
	Proven + Probable	4,052	112	0.33	1.60	2.25	14.6	43.4
Combined-All Veins	Proven	1,253	99	0.33	1.47	2.19	4.0	13.2
	Probable	3,055	142	0.38	1.55	2.13	14.0	37.8
	Proven + Probable	4,308	130	0.37	1.52	2.15	17.9	51.1
San Jose Mine, Mexico	Proven	51	246	2.31	N/A	N/A	0.4	3.8
	Probable	3,283	189	1.57	N/A	N/A	20.0	165.7
	Proven + Probable	3,335	190	1.58	N/A	N/A	20.4	169.5
Total	Proven + Probable	7,643	156	0.90	N/A	N/A	38.3	220.6

Mineral Resources – Measured and Indicated

Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal Ag (Moz)	Contained Metal Au (koz)
Caylloma Mine, Peru	Measured	431	72	0.30	0.88	1.53	1.0	4.2
	Indicated	1,170	82	0.34	0.75	1.40	3.1	12.8
	Measured + Indicated	1,601	79	0.33	0.79	1.43	4.1	17.0
San Jose Mine, Mexico	Measured	3	71	0.66	N/A	N/A	0.0	0.1
	Indicated	53	74	0.60	N/A	N/A	0.1	1.0
	Measured + Indicated	56	74	0.61	N/A	N/A	0.1	1.1
Total	Measured + Indicated	1,656	79	0.34	N/A	N/A	4.2	18.1

Mineral Resources – Inferred

Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal Ag (Moz)	Contained Metal Au (koz)
Caylloma Mine, Peru	Inferred	6,633	101	0.27	1.84	2.58	21.5	58.5
San Jose Mine, Mexico	Inferred	4,257	185	1.57	N/A	N/A	25.3	214.9
Total	Inferred	10,890	134	0.78	N/A	N/A	46.8	273.4

1. *Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves*
2. *Mineral Resources are exclusive of Mineral Reserves*
3. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability*
4. *There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose*
5. *Mineral Resources and Mineral Reserves are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012 with the exception of the Animas and Animas NE veins at Caylloma which were re-estimated using all exploration drilling information as of December 31, 2012*
6. *Metallurgical recovery rates used at Caylloma for estimation of NSR values for sulfide material are 82 % for Ag, 45 % for Au, 93 % for Pb and 88 % for Zn; and for oxide material are 64 % for Ag, 45 % for Au, 46 % for Pb and 30 % for Zn*
7. *Caylloma Mineral Reserves are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$29.36/oz Ag, US$1,544/oz Au, US$2,245/t Pb and US$2,139/t Zn; metallurgical recovery rates detailed in footnote 6; and historical operating costs adjusted for inflation. Caylloma Mineral Resources are reported based on estimated NSR values using metal prices of US$25.14/oz Ag, US$1,391.63/oz Au, US$2,116/t Pb and US$2,028/t Zn; metallurgical recovery rates detailed in footnote 6; and an NSR cut-off of US$30/t*
8. *San Jose Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$29.36/oz Ag and US$1,544/oz Au, estimated metallurgical recovery rates of 88 % for Ag and 89 % for Au and projected operating costs. San Jose Resources are estimated and reported at a Ag Equivalent cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,391.63/US$25.14) * (90/88)) = Ag (g/t) + Au (g/t)*56.61*
9. *Totals may not add due to rounding procedures*
10. *N/A = Not Applicable*

<< Table of Contents



San Jose Mine, Mexico

Sustainable Mineral Reserve and Resource Growth


Contained Metal - Ag Eq (Moz) *
70
60
50
40
30
20
10
0
2005
2006
2007
2008
2009
2010
2011
2012
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources

** Ag Eq for Resources calculated using Ag = US$25.14/oz and Au = US$1,391.63/oz*
Ag Eq for Reserves calculated using Ag = US$29.36/oz and Au = US$1,544.00/oz



"It brings great satisfaction to share my knowledge on trout breeding with the Caylloma Trout Breeders Association. This project will give the opportunity to generate capabilities and establish businesses in the town of Caylloma."

Julio Iglesia Monzon
Sierra Exportadora, Caylloma Mine, Peru

CAYLLOMA MINE AT-A-GLANCE


PERU
Lima

OWNERSHIP

100 % interest

LAND PACKAGE

31,200 hectares

DEPOSIT TYPE

Intermediate-sulphidation epithermal deposit

STATUS

- Mill and underground mine operating at over 1,250 tpd
- Brownfields exploration underway for high-grade silver veins

Caylloma Mine, Peru

Caylloma is an underground silver-lead-zinc mine located in southern Peru in the department of Arequipa. Its two commercial products are silver-lead and zinc concentrates.

2012 results

Caylloma produced 2.0 million ounces of silver in 2012, achieving its production forecast for the year. The mine has met or exceeded our production forecasts every year since 2007, when the mine and mill were upgraded.

In 2012, cash cost per ounce of silver, net of by-product credits, was US$8.07, compared to negative US$0.78 in 2011. Cash cost per tonne was US$87.28, a 26 % increase over 2011. Cash costs increased in 2012 primarily because of higher contractor tariffs and labour costs.

While ore production increased 3 % and silver head grades rose 4 %, silver production increased 1 % year-over-year because of a 5 % decrease in metallurgical recoveries. Following extensive testing, we implemented recommendations to improve metallurgical recoveries, improving silver recovery to 80 % in November and December 2012, with further improvement to 82 % expected in 2013.

Additionally, a new tailings facility was commissioned in January 2013, providing sufficient capacity for approximately 17 years of operation.



Caylloma Mine Management Team:

(L-R) Alexander Carbajal, Information Technology Chief; **Fernando Rivera,** Budget and Costs Chief; **Olga Barco,** Logistics Chief; **Rodolfo Robles,** Administration and Finance Manager; **Wilber Zamora,** Core Business Manager; **Alejandro Reategui,** Human and Organizational Development Manager; **Kattya Villanueva,** Legal Chief; **Cesar Fiestas,** Chief Accountant



Outlook for 2013

The mine is scheduled to produce 2 million ounces of silver and 2,700 ounces of gold plus lead and zinc by-products, with ore grading 170 g/t silver and 0.40 g/t gold. Cash cost per ounce of silver is forecast to be US$7.70, net of by-product credits, a decrease of approximately 5 % over 2012.

We have budgeted US$30.7 million in capital expenditures, primarily for camp infrastructure, mine development, tailings dam expansion and an ongoing energy generation project.



"I feel good…as a Caylloma Mine employee, my goal is to achieve personal growth, progress for me and my family as well as to contribute to our country [Peru]."

Bernardo Cayllahue Sapacayo
Warehouse Assistant, Caylloma Mine, Peru

<< Table of Contents

SAN JOSE MINE AT-A-GLANCE


MEXICO
Mexico City

OWNERSHIP

100 % interest

LAND PACKAGE

64,400 hectares

DEPOSIT TYPE

High-grade, low-sulphidation epithermal vein deposit

STATUS

- Mill and mine operating at over 1,000 tpd
- Mill expansion to 1,500 tpd underway with commissioning planned for third quarter
- Exploration for high-grade silver veins underway

San Jose Mine, Mexico

San Jose is an underground silver-gold mine located in southern Mexico in the state of Oaxaca. Its commercial product is a high-grade silver-gold concentrate. Commercial production commenced on September 1, 2011.

2012 results

Following its commissioning in September 2011, San Jose operated at a rate of 1,055 tpd, on average, in 2012. The mine produced 1.95 million ounces of silver and 17,918 ounces of gold, 15 % and 19 %, respectively, above our 2012 production guidance.

Cash cost per ounce of silver was US$3.76, net of by-product credits, compared to US$4.69 in 2011. Cash cost per tonne of processed ore for 2012 was US$74.10, or 6 % above forecast as a result of accelerated mine preparation in the fourth quarter and certain non-recurring items.

We produced more silver and gold than planned in 2012, as higher grade ore was mined ahead of schedule on level 1350, contributing approximately 47 % of mine production during the year.

During 2012, San Jose's first full year of operation, the processing plant performed within design parameters, with silver and gold recoveries averaging 88 % and 87 %, respectively.

As part of our ongoing capital program and community development activities, we completed the final two kilometers of a thirteen kilometer water pipeline in October, connecting the Ocotlan grey water treatment plant with the San Jose Mine site. The pipeline, planned and constructed in collaboration with state and community authorities, is delivering approximately 20 % of the make-up water currently required for the San Jose mill.



San Jose Mine Management Team:

(L-R) **Alberto Gonzalez Ruiz**, Cost Assistant; **Alberto Olmos Carrillo**, Cost Superintendent; **Nestor Ramirez Chavez**, Cost Supervisor; **Alejandro Chavez Hernandez**, Exploration Manager; **Carlos Manrique Bellido**, Operation Manager; **Patricia Gonzalez Pineda**, Chief Metallurgist; **Juan Carlos Gomez Muñoz**, Financial and Administrative Manager; **Eduardo Abad Flores**, Human and Organizational Development Manager; **Javier Castañeda Pedraza**, Community Relations Manager



Outlook for 2013

We expect San Jose to produce 2.4 million ounces of silver and 20,600 ounces of gold, with ore grading 186 g/t silver and 1.60 g/t gold. Cash cost per ounce of silver is forecast to be US$2.90, net of by-product credits, or approximately 23 % lower than in 2012.

The mill expansion to design capacity of 1,500 tpd from 1,000 tpd is on track to be commissioned at the beginning of the third quarter. When completed, San Jose is expected to annually produce approximately 2.9 million ounces of silver and 23,000 ounces of gold, or 4.4 million silver equivalent ounces.

We have budgeted US$22.0 million in capital expenditures at San Jose, primarily for plant expansion, mine development and tailings dam expansion.



"The San Jose Mine is a good place to work because we have the opportunity to develop ourselves. I am happy because I learn something new every day."

Judith Cecilia Padilla Luis
Dining room, San Jose Mine, Mexico

Silver Market Review and Outlook*

Silver price slips as fabrication demand slows

Silver prices averaged US$31.17 per ounce in 2012, down 11.7 % from 2011, when prices averaged a nominal record high of US$35.29. This was the first annual average decline since 2009, when prices fell 2.0 % from the previous year, and the largest percentage decline since 2001, when prices came off 12.4 %.

Total silver supply rose to 981.6 million ounces in 2012, a 1.5 % year-over-year increase after declining 0.7 % in 2011. Secondary supply was nearly flat compared with 2011, while mine supply rose by 12.4 million ounces.

Silver Price Performance*


US$/oz
52
48
44
40
36
32
28
24
20
16
12
8
4
0
Feb-05
Feb-06
Feb-07
Feb-08
Feb-09
Feb-10
Feb-11
Feb-12
Feb-13

**Daily average Comex through April 3, 2013*

Silver production in Mexico continues to grow

Mexico was the largest producer of silver in the world in 2012, with mine output of 136.6 million ounces, up 2.4 % from the record output of 133.4 million ounces in 2011. Chinese mine production rose to 122.2 million ounces last year, up 2.7 % from the previous year. China is now the second largest silver producer in the world. Peruvian silver output increased, for the first time since 2009, to 111.9 million ounces in 2012, compared to 109.8 million ounces in 2011.

Cash costs at primary silver mines continued to increase rapidly in 2012. On a production-weighted basis, annual average cash costs are estimated to have increased 19.0 % to US$10.04 per ounce in 2012. Much of the increase in cash costs is due to external factors being faced by the entire mining industry, such as higher input costs.

Secondary supply of silver, meanwhile, was nearly flat at 283.3 million ounces, compared to 281.5 million ounces in 2011. Lower silver prices in 2012 reduced the level of jewelry and silverware scrap entering the recycling circuit. However, secondary supply was boosted by a three-fold year-over-year increase in Indian scrap flows, which rose to 15.3 million ounces.

Demand slips on lower industrial use

Fabrication demand for silver fell to an estimated 858.9 million ounces in 2012, a decrease of 1.8 % over 2011 levels. Fabrication demand decreased due to declines in demand from the photovoltaics industry, the photography industry and the jewelry and silverware sector.

The slowdown in industrial activity throughout 2012 weighed on demand, slowing demand growth from electronics manufacturers. Silver use in the photography sector continued to decline, as digital cameras commanded a larger share of the market. Silver demand for fabrication of electronics and electrical components rose at a substantially slower pace in 2012 relative to the past two years due to lower computer and mobile phone sales. Demand from the solar panel industry in 2012 declined for the first time in over a decade after multiple years of double-digit growth.



Lower prices boost investment demand

Silver investment demand rose 32.1 % to 122.7 million ounces in 2012. Silver exchange traded product (ETP) holdings rose 51.4 million ounces, a major contributor to higher demand. Despite a downward trend in silver prices, investors aggressively bought silver during price dips. Combined silver ETP holdings stood at 619.1 million ounces at the end of 2012, up 9.1 % from 567.4 million ounces at the end of 2011.

Coin demand is estimated to have declined by about 18 % relative to 2011 levels, with sales of U.S. Mint Silver Eagle coins in 2012 down 15.4 % from a year ago.

Outlook: Demand growth to resume

In 2013, fabrication demand for silver is forecast to rise 2.1 % due to the resumption of growth in jewelry and photovoltaic demand for the metal. Silver demand from the solar panel manufacturers is expected to improve as the industry's supply overhang declines. Electronics demand growth may continue to slow as the tablet market continues to expand, reducing demand for more conventional computers.

2012 Silver Production by Country
770.9 million ounces


Mexico
21.3 %
Peru
14.4 %
China
17.8 %
Australia
7.6 %
United States
4.1 %
Other
34.8 %

2012 Total Fabrication Demand for Silver
876.3 million ounces


Photography
11 %
Jewelry and
Silverware
34 %
Electronics
and Batteries
26 %
Solar Panels
5 %
Other Uses
24 %

** Source: CPM Group*



"I like working at the San Jose Mine because it employs many women. With that we can develop ourselves and keep our families going. The mine is also concerned about our health, our safety and the environment."

Elia Vasquez Hernandez
Cleaning service, San Jose Mine, Mexico